UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-2299
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Applied Industrial Technologies, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)
(a)	Financial Statements

Report of Independent Registered Public Accounting Firm
Statement of Net Assets Available for Benefits — December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits — Years Ended December 31, 2006 and 2005
Notes to Financial Statements — Years Ended December 31, 2006 and 2005
Supplemental Schedule
(b)	Exhibit(s)

23	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
	By:	Applied Industrial Technologies, Inc., as Plan Administrator

	By:	/s/ Michael L. Coticchia
Signature

Michael L. Coticchia
Printed Name

Vice President-Chief Administrative Officer and Government Business
Title
Date: June 27, 2007

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Financial Statements
For the Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 31, 2006,
Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4 — 10

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) December 31, 2006	11
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Applied Industrial Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 18, 2007

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$115,541,701	$101,308,754
Mutual funds	192,538,638	163,358,119
Common/collective trust funds	47,319,676	42,519,751
Loans to participants	8,958,556	8,212,544

Total investments	364,358,571	315,399,168

NET ASSETS AVAILABLE FOR BENEFITS	$364,358,571	$315,399,168

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$10,989,425	$9,743,370
Participants’ rollovers	2,140,018	2,478,802
Employer:
Applied Industrial Technologies, Inc. Stock Fund	3,625,451	6,542,977
Cash	9,236,450	3,599,698

Total contributions	25,991,344	22,364,847

Investment income:
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,008,090	1,422,908
Mutual funds	9,543,049	4,528,877
Participant loan interest	603,823	450,424
Common/collective trust funds	113,619	69,460

Total dividends, interest and other	12,268,581	6,471,669
Net appreciation in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	17,773,679	18,407,127
Mutual funds	12,212,277	10,553,659
Common/collective trust funds	1,923,648	1,015,663

Total net appreciation in fair value of investments	31,909,604	29,976,449

Total investment income	44,178,185	36,448,118

Total additions	70,169,529	58,812,965

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	21,033,689	16,753,737
Administrative expenses	176,437	228,626

Total deductions	21,210,126	16,982,363

INCREASE IN NET ASSETS FOR THE YEAR	48,959,403	41,830,602

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	315,399,168	273,568,566

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR	$364,358,571	$315,399,168

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN
The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General — The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

Administration — The Plan is administered by the Company. The Company’s powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation.

The assets of the Plan were maintained and administered by Ameriprise Trust Company and Ameriprise Retirement Services (prior to August 2005, known as American Express Retirement Services), acting as Trustee and record keeper, respectively. The Trustee is responsible for the custody of assets. See Note 5 regarding a change in Trustee to Wachovia Bank, NA effective April 1, 2007.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their account.

Participation and Contributions — All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, up to $15,000 for 2006 and $14,000 for 2005. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant’s compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company’s earnings per share for the immediately preceding calendar year quarter and the participant’s investment elections. Through September 2006, except in the case of death, disability, or retirement, a participant had to be employed through the last payroll period of the quarter to receive the Plan’s quarter match. Effective October 2006, the match is made monthly rather than quarterly. As such, a participant must be employed on the last day of the month to receive that month’s match.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

The matching employer contribution is updated annually based on the Company’s June 30 fiscal year-end and was determined using the following schedule for the calendar year 2006:

	Subsequent Quarter Matching Contribution
	$.25	$.35	$.50	$.75	$1.00
	Quarterly EPS
Quarter Ended 12/31/05	$.24 or less	$.25	$.29	$.31	$.33
Quarter Ended 03/31/06	.28 or less	.29	.34	.37	.39
Quarter Ended 06/30/06	.32 or less	.33	.39	.41	.43
Quarter Ended 09/30/06	.36 or less	.37	.40	.44	.47
The employer match on participant contributions was $1.00 for each of the four quarters of 2006, and $1.00, $1.00, $1.00 and $.50 for the four quarters of 2005, respectively.

Until June 30, 2006, matching employer contributions were made primarily in shares of Applied Industrial Technologies, Inc. common stock. Effective July 1, 2006, employer matching contributions consist of cash which is then used by the Administrator to purchase Applied Industrial Technologies, Inc. common stock on the open market. Participants that elected to contribute to the Company Stock Fund which purchases shares of Applied Industrial Technologies Inc. common stock (Company Stock Fund), received an additional 10% bonus match on the participant’s pretax contributions to the Company Stock Fund not in excess of 6% of the participant’s compensation. The bonus match was made primarily in shares of Applied Industrial Technologies, Inc. common stock. As of May 8, 2006, the diversification rules relating to matching contributions invested in the Company Stock Fund were expanded to allow (a) any participant under age 50 to elect to transfer up to 25% of the portion of his or her matching contribution account invested in the Company Stock Fund to other investment options offered under the Plan; provided, however, that at least 12 months have elapsed since the immediately preceding election and (b) any participant who attained age 50 is permitted to transfer up to 100% of his or her matching contribution account invested in the Company Stock Fund to other investment options offered under the Plan. As further discussed in Note 5, further changes have been made to the diversification rules effective in 2007 as well as in the bonus match.

The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing ten years of service. Profit-sharing contributions are allocated to each participant’s profit-sharing contribution account based upon the ratio of each participant’s total compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions for the year ended December 31, 2006 were composed of $5,116,000 in cash and for the year ended December 31, 2005 were composed of $3,599,698 in cash and $328,410 in Applied Industrial Technologies, Inc. common stock. Effective July 1, 2006, profit-sharing contributions are no longer made with Applied Industrial Technologies, Inc. common stock held in treasury, they are made in cash which the Administrator then uses to purchase Applied Industrial Technologies, Inc. common stock on the open market.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Contributions are excluded from participants’ taxable income until such amounts are received by them as a distribution from the Plan.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,000 in 2006 and $4,000 in 2005.

The Plan provides for Rollover Contributions (amounts previously distributed to participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Investment of Contributions — Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Company Stock Fund, RVST Income Fund II, Fundamental Investors (Class A), EuroPacific Growth Fund (Class A), PIMCO Total Return Fund (Admin), T. Rowe Price Mid-Cap Growth Fund, William Blair Small Cap Growth (I), Vanguard Asset Allocation Fund (Invs), RVS S&P 500 Index Fund (Class E), AIT Large-Cap Growth portfolio (consisting of Vanquard Growth Index Fund, Harbor Capital Appreciation Fund, and The Hartford Growth Fund), Washington Mutual Investors Fund A, Royce Total Return Fund (Investment), Wells Fargo Advance Mid-Cap Discipline Fund (Inst), or the Calamos Growth Fund (Class A). The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances (except for the balance in the Company Stock fund which until March 15, 2007 had some restrictions regarding reallocation, see Note 5) among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

During plan year 2006, William Blair Small Cap Fund, The Hartford Growth Fund and Wells Fargo Advance Mid-Cap Fund were added to the Plan and the Wilshire Target Large Growth Fund, Lord Abbett Mid-Cap Value Fund and Franklin Small-Cap Growth II Fund were removed.

On May 2, 2006, the Company’s Board of Directors declared a three-for-two stock split of the Company’s common stock. The stock split was effective on June 15, 2006 to shareholders of record on June 1, 2006. All share and per share data have been restated to reflect this three-for-two stock split.

The value of the Company’s common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Vesting and Distributions — Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability determined by the Company upon the basis of a written certificate of a physician selected by it, or normal early retirement as defined in the Plan.

Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. These distributions are limited to participant rollovers, salary deferral and catch-up contributions.

Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $76,126 in 2006 and $45,459 in 2005.

Loans — Participants may borrow (from their 401(k) contributions, 401(k) catch-up contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participants’ accounts. Loan terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan’s financial statements. These loans are to be repaid to the Plan in accordance with their original terms. Loans are secured by the balance in the participants’ accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.

Deemed distributed loans, as defined by the Department of Labor, are included as part of loans to participants, which are included in the assets of the Plan. The amount of deemed distributed loans were $266,406 in 2006 and $243,056 in 2005.

Plan Termination — The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan — The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The amended Plan is dated November 5, 2005 which amends the Plan effective March 1, 2003. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Reclassifications — Certain prior period amounts have been reclassified to conform to the current year presentation.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments — Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are stated at cost, which approximates fair value.

Risks and Uncertainties — In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Benefit Payments — Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.
3.	INVESTMENTS
The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Plan investments exceeding 5% of net assets available for benefits as of December 31, 2006 and 2005 were as follows:

Description of Investment	2006	2005
Applied Industrial Technologies, Inc. Stock Fund	$115,541,701	$101,308,754
RVST Income Fund II	47,319,676	42,519,751
American Fundamental Investors Fund	43,497,095	35,314,446
American EuroPacific Growth Fund	32,948,866	24,842,975
AIT Large-Cap Growth Portfolio	25,562,696	24,446,949
4.	NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan’s only non-participant directed transactions are contained within the Company Stock Fund, which includes both participant and non-participant directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Company Stock Fund are as follows:

	2006	2005

Net Assets:
Applied Industrial Technologies, Inc. Stock	$112,336,694	$99,999,571
RVST Money Market Fund	3,205,007	1,309,183

Total	115,541,701	101,308,754

Change in Net Assets:
Contributions	$9,528,023	$7,778,848
Dividends	2,008,090	1,422,908
Interest	73,979	32,738
Net appreciation in fair value	17,773,679	18,374,389
Benefits paid to participants	(5,952,138)	(4,931,604)
Transfers to participant-directed investments, net	(9,150,620)	(1,935,893)
Administrative expense	(48,066)	(78,687)

	$14,232,947	$20,662,699

5.	SUBSEQUENT EVENTS
On June 1, 2006, Wachovia Bank, NA acquired Ameriprise Trust Company and effective April 1, 2007 Wachovia Bank, NA became the new trustee and record keeper, for the Plan. The transfer of the assets from Ameriprise Trust Company to Wachovia Bank, NA took place on April 1, 2007. There was a “blackout period” from March 29, 2007 to April 1, 2007 during which time participants were unable to exercise their rights related to the Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

In addition, the following changes were implemented effective March 15, 2007:
Company Matching Stock Fund

Regardless of age, a participant will be able to transfer any portion of their Matching Contribution Account that is invested in the Company Stock Fund into other investment funds under the Plan. This change means that a participant will be able to transfer 100% of their Matching Contributions in the Company Stock Fund into other investment options under the Plan regardless of age.

Bonus Match

The 10% bonus match for Plan participants who elect to have their pretax 401(k) contributions invested in the Company Stock Fund is eliminated.
******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

( a )	( b )	( c )	( d )		( e )
	Identity of Issuer, Borrower,				Current
	Lessor or Similar Party	Description of Investment	Cost		Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc. Stock	Common Stock — 4,271,959 shares	$43,924,713		$112,336,694
	RVST Money Market Fund	Registered Investment Company — 3,205,007 shares	3,205,007		3,205,007

	Applied Industrial Technologies, Inc. Stock Fund Total				115,541,701

*	RVST Income Fund II	Common Collective Trust — 1,774,685 shares	*	*	47,319,676

	Fundamental Investors (Class A)	Registered Investment Company — 1,085,980 shares	*	*	43,497,095

	EuroPacific Growth Fund (Class A)	Registered Investment Company — 706,981 shares	*	*	32,948,866

	PIMCO Total Return Fund (Admin)	Registered Investment Company — 1,544,888 shares	*	*	16,101,026

	T. Rowe Price Mid-Cap Growth Fund	Registered Investment Company — 279,361 shares	*	*	14,983,998

	William Blair Small Cap Growth (I)	Registered Investment Company — 508,559 shares	*	*	13,169,597

	Vanguard Asset Allocation Fund (Invs)	Registered Investment Company — 415,744 shares	*	*	11,973,959

*	Participant Loans	Participant Loans (with interest rates	*	*	8,958,556
		ranging from 5.00% to 11.50% and
		maturity dates ranging from January
		2007 to August 2027)

*	RVS S&P500 Index Fund (Class E)	Registered Investment Company — 1,611,368 shares	*	*	8,830,285

	Large Cap Growth Portfolio:
	Vanguard Growth Index Fund	Registered Investment Company — 291,885 shares	*	*	8,689,429
	Harbor Capital Appreciation Fund	Registered Investment Company — 253,177 shares	*	*	8,443,455
	The Hartford Growth Fund	Registered Investment Company — 465,221 shares	*	*	8,429,812

	Large Cap Growth Portfolio Total				25,562,696

	Washington Mutual Investors Fund A	Registered Investment Company — 209,899 shares	*	*	7,317,065

	Royce Total Return Fund (Investment)	Registered Investment Company — 475,680 shares	*	*	6,623,532

	Wells Fargo Advance Mid-Cap Discipline (Inst)	Registered Investment Company — 285,177 shares	*	*	6,499,168

	Calamos Growth Fund (Class A)	Registered Investment Company — 94,444 shares	*	*	5,031,351

		Total			$364,358,571

*	Represents a party-in-interest

**	Indicates a participant directed fund. The cost disclosure is not required.